Exhibit 99.1
Income Statement by activity
Unaudited

	For the Year Ended December 31, 2015			For the Year Ended December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	110,595	110,366	318	93,640	93,373	371
Cost of sales	97,620	97,484	225	81,592	81,412	284
Selling, general and administrative costs	7,728	7,695	33	6,947	6,917	30
Research and development costs	2,864	2,864	—	2,334	2,334	—
Result from investments	143	18	125	131	40	91
Gains on the disposal of investments	—	—	—	12	4	8
Restructuring costs	53	53	—	50	50	—
Other income/(expenses)	152	151	1	(26)	(30)	4
EBIT	2,625	2,439	186	2,834	2,674	160
Net financial expenses	2,366	2,366	—	2,051	2,051	—
Profit before taxes	259	73	186	783	623	160
Tax expense	166	147	19	424	397	27
Profit/(loss) from continuing operations	93	(74)	167	359	226	133
Result from intersegment investments	—	167	—	—	133	—
Profit from discontinued operations, net of tax	284	284	21	273	273	6
Net profit	377	377	188	632	632	139

Adjusted EBIT	4,794	4,608	186	3,362	3,210	152
Adjusted EBIT - discontinued operations	473	446	27	404	395	9
Total Adjusted EBIT	5,267	5,054	213	3,766	3,605	161

Statement of Financial Position by activity
Unaudited

	At December 31, 2015			At December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	24,736	24,733	3	22,847	22,840	7
Goodwill and intangible assets with indefinite useful lives	14,790	14,790	—	14,012	14,010	2
Other intangible assets	9,946	9,943	3	8,835	8,830	5
Property, plant and equipment	27,454	27,452	2	26,408	26,406	2
Investments and other financial assets	2,242	2,621	1,009	2,020	2,452	931
Deferred tax assets	3,343	3,292	51	3,547	3,482	65
Other assets	176	176	—	114	114	—
Total Non-current assets	57,951	58,274	1,065	54,936	55,294	1,005
Inventories	11,351	11,351	—	10,449	10,442	7
Assets sold with a buy-back commitment	1,881	1,881	—	2,018	2,018	—
Trade receivables	2,668	2,669	17	2,564	2,566	17
Receivables from financing activities	2,006	769	1,998	3,843	1,746	3,834
Current tax receivables	405	400	5	328	326	8
Other current assets	3,078	3,059	20	2,761	2,732	32
Current financial assets	1,383	1,342	42	761	732	31
Current investments	48	48	—	36	36	—
Current securities	482	457	25	210	180	30
Other financial assets	853	837	17	515	516	1
Cash and cash equivalents	20,662	20,528	134	22,840	22,627	213
Total Current assets	43,434	41,999	2,216	45,564	43,189	4,142
Assets held for sale	5	5	—	10	6	4
Assets held for distribution	3,650	3,365	1,258	0	—	—
TOTAL ASSETS	105,040	103,643	4,539	100,510	98,489	5,151
Equity and Liabilities
Equity	16,255	16,255	1,462	13,738	13,738	1,367
Provisions	23,856	23,846	10	20,372	20,350	22
Employee benefits	10,064	10,062	2	9,592	9,579	13
Other provisions	13,792	13,784	8	10,780	10,771	9
Deferred tax liabilities	156	156	—	233	225	8
Debt	27,786	26,834	1,768	33,724	31,885	3,576
Other financial liabilities	736	736	3	748	745	5
Other current liabilities	10,930	10,838	96	11,495	11,376	122
Current tax payables	272	266	14	346	335	17
Trade payables	21,465	21,472	3	19,854	19,835	34
Liabilities held for distribution	3,584	3,240	1,183	—	—	—
TOTAL EQUITY AND LIABILITIES	105,040	103,643	4,539	100,510	98,489	5,151

Statements of Cash Flows by activity
Unaudited

	For the Year Ended December 31, 2015			For the Year Ended December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	22,840	22,627	213	19,455	19,255	200
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	93	93	167	359	359	133
Amortization and depreciation	5,414	5,413	1	4,607	4,606	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	830	769	(106)	347	245	(31)
Dividends received	112	126	—	87	92	—
Change in provisions	3,206	3,206	—	1,169	1,169	—
Change in deferred taxes	(279)	(278)	(1)	(179)	(186)	7
Change in items due to buy-back commitments	6	6	—	177	177	—
Change in working capital	(158)	(127)	(31)	779	758	21
Cash flows from operating activities - discontinued operations[1]	527	495	32	823	797	26
TOTAL	9,751	9,703	62	8,169	8,017	157
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(8,819)	(8,816)	(3)	(7,804)	(7,803)	(1)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries	(266)	(268)	—	(17)	(17)	—
Proceeds from the sale of non-current assets	29	28	1	76	68	8
Net change in receivables from financing activities	410	33	377	78	(36)	114
Change in current securities	(256)	(253)	(3)	43	45	(2)
Other changes	28	26	2	16	(39)	55
Cash flows used in investing activities - discontinued operations	(426)	(372)	(54)	(532)	(312)	(220)
TOTAL	(9,300)	(9,622)	320	(8,140)	(8,094)	(46)

[1]Amortization and depreciation - discontinued operations	275	273	2	290	289	1

	For the Year Ended December 31, 2015			For the Year Ended December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(5,788)	(5,353)	(435)	2,014	2,306	(292)
Issuance of Mandatory Convertible Securities and other share issuances	—	—	—	3,094	3,094	—
Cash Exit Rights following the merger of Fiat into FCA	—	—	—	(417)	(417)	—
Exercise of stock options	—	—	—	146	146	—
Increase in share capital	10	10	2	—	—	—
Distributions paid	(283)	(284)	(13)	—	—	(5)
Distribution of certain tax obligations	—	—	—	(45)	(45)	—
Acquisition of non-controlling interests	866	866	—	(2,691)	(2,691)	—
Cash flows from/(used in) financing activities - Discontinued operations	2,067	2,046	21	36	(157)	193
TOTAL	(3,128)	(2,715)	(425)	2,137	2,236	(104)
Translation exchange differences	681	709	(28)	1,219	1,213	6
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,996)	(1,925)	(71)	3,385	3,372	13
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	20,844	20,702	142	22,840	22,627	213
Cash and cash equivalents at the end of the period - Discontinued operations	182	174	8	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD WITHOUT DISCONTINUED OPERATIONS	20,662	20,528	134	22,840	22,627	213